Exhibit 99.2

Dear Colleagues,

I wanted be the first to tell you that just a few minutes ago we announced publicly that we have entered into a definitive agreement to be acquired by affiliates of Siris Capital Group, LLC (“Siris”), a private equity firm that focuses exclusively on investments in data/telecommunications, technology and technology-enabled business services companies. This is an exciting step for Xura, and I would like to share with you why the Board and Management Team think this is a good move for us.

Over the last nine months, Xura’s vision and strategy has been to become a leader in digital communications and monetization services for mobile operators globally. We have worked hard to build one, united Xura and start to fulfil that vision and strategy, but we have always been looking for ways to accelerate this and deliver more value to our customer base.

We have also experienced unprecedented change, with the divestment of the Comverse BSS business and the combination of Comverse and Acision to form Xura. This has been a lot for us to take on and for the industry to absorb, while grasping our current direction.

Importantly, Siris has an extensive history of successfully operating businesses that provide mission-critical products to communication service providers (CSPs) and understands that continued investment and customer partnerships are instrumental to delivering world-class solutions.

Given its strategy and track-record, I view Siris as a like-minded partner that has a deep appreciation for the important role Xura plays in supporting its customers and is committed to ensuring we continue to enable best-in-class messaging, voicemail, security and monetization solutions. Furthermore, their investment is a strong endorsement of our leadership in the digital communications market, including the quality and breadth of our product portfolio, our strategic positioning and, most importantly for our collective long-term success.

Xura UK Limited Reading International Business Park, Part Spur AG, Basingstoke Road, Reading, Berkshire RG2 6DH, UK

Registered Office: Reading International Business, Reading, Berkshire RG2 6DH, Company Number. 2693122

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We expect the transaction will be completed in Xura’s third fiscal quarter, subject to the satisfaction of customary closing conditions. Following completion of the acquisition, Xura will no longer be a publicly traded company.

So what next?

We understand this is a lot to digest, so I would also like to talk to you all as soon as possible to discuss what this announcement means to you and Xura. Therefore, please join my CEO UPDATE to start at 2:30 pm BST/9:30 am EDT today, where we can update you on what we are doing and start answering some of the questions you may have. Please access the link to the webinar here. For those dialing in, please find participant dial-in details attached. Since we expect more questions to arise over the next few days and weeks, we will be talking regularly to ensure these are all addressed.

Lastly, we don’t anticipate this transaction, and the change in ownership of Xura, will change our focus, strategic objectives, product portfolio or drive to satisfy our customers. In fact, this new investment will make Xura stronger with an increased focus on you, our transformation needs and the needs of our customers. I would like to thank you all for the effort you have made in getting us here today. Without you we would have never have been an attractive proposition to Siris.

I look forward to discussing this news with you at the CEO Update.

Kind regards,

Philippe Tartavull

President and CEO

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Xura. In connection with the proposed merger, Xura will be filing relevant materials with the Securities and Exchange Commission (the “SEC”), including a preliminary proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, Xura will mail or otherwise make available the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. XURA STOCKHOLDERS AND OTHER INVESTORS ARE ADVISED TO CAREFULLY READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN RESPECT OF THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, AS THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Xura stockholders and other investors may obtain free copies of the definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the proposed merger (when they become available), along with other documents filed by Xura with the SEC, at the SEC’s website (http://www.sec.gov) or through the investor relations section of Xura’s website (http://www.xura.com).

Xura and its directors and executive officers may be deemed participants under SEC rules in the solicitation of proxies from Xura’s stockholders in favor of the proposed merger. Information about Xura’s directors and executive officers and their interests in the solicitation, which may, in some cases, differ from those of Xura’s stockholders generally, will be included in the proxy statement filed with the SEC in connection with the proposed merger. Additional information about these directors and executive officers is available in Xura’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on May 28, 2015, and in Xura’s Annual Report on Form 10-K, which was filed with the SEC on May 23, 2016. To the extent that holdings of Xura’s securities by Xura’s directors and executive officers have changed since the amounts printed in the latest proxy statement or Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Dear Colleagues,

Thanks to all of you that joined our webinar today, where we were able to update you on our acquisition agreement with affiliates of Siris Capital Group (“Siris”), and what it means to us.

As discussed, we are always looking for ways in which we can accelerate our business transformation and strategy and, after a thorough evaluation process, our Board of Directors and Management Team agreed to a proposal made by Siris as a compelling proposition to enable us to deliver immediate value to our shareholders while continuing to deliver substantial benefits to our customers, partners, and you, our employees.

Siris has an unparalleled track record in helping companies just like Xura succeed in their goals and, with their investment and guidance, we can further refine and fast-track our strategy and deliver even more value to all our stakeholders now and into the future. More importantly, we believe that the combination of a private setting, alongside the considerable industry and financial resources of Siris, will significantly enhance Xura’s position in the following ways:

•	Transformation - accelerate our strategic transformation to become a more focused Company.

•	Investment - invest in product development and go-to-market initiatives to drive continuous innovation and expand market reach.

•	Flexibility - efficiently react to changing market dynamics to extend industry leadership.

To help you understand more about the transaction and address the common questions, we have created an FAQ, which you can access here. Within this, you can also find guidance on how to address questions that we would expect to get from customers and partners. If you have any further questions yourself or directly from

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our customers / partners, please reach out to your manager in the first instance or, alternatively, email: corporate.marketing@xura.com, who can help you address these queries or provide templates to help you communicate with your business contacts.

Finally, today, I want to also reiterate that, while we work through the transaction process, we are taking a business-as-usual approach to running the company and, your work to help Xura be the best provider of digital communications services to our customers, is now more important than ever.

As mentioned on the webinar, we are currently in a 45 -day “go-shop” period, where we are allowed to solicit alternative acquisition proposals from other potential acquirers. However, there is no guarantee that a superior proposal will be received, and we anticipate closing the transaction with Siris following the receipt of regulatory and shareholder approvals in our third fiscal quarter.

Lines of communication will be kept open during deal closure – we want to be as transparent as we can – so please forward on questions and we will do our best to address these.

Thanks again for your patience during this process.

Philippe Tartavull

President and CEO

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Xura. In connection with the proposed merger, Xura will be filing relevant materials with the Securities and Exchange Commission (the “SEC”), including a preliminary proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, Xura will mail or otherwise make available the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. XURA STOCKHOLDERS AND OTHER INVESTORS ARE ADVISED TO CAREFULLY READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN RESPECT OF THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, AS THOSE DOCUMENTS WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Xura stockholders and other investors may obtain free copies of the definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the proposed merger (when they become available), along with other documents filed by Xura with the SEC, at the SEC’s website (http://www.sec.gov) or through the investor relations section of Xura’s website (http://www.xura.com).

Xura and its directors and executive officers may be deemed participants under SEC rules in the solicitation of proxies from Xura’s stockholders in favor of the proposed merger. Information about Xura’s directors and executive officers and their interests in the solicitation, which may, in some cases, differ from those of Xura’s stockholders generally, will be included in the proxy statement filed with the SEC in connection with the proposed merger. Additional information about these directors and executive officers is available in Xura’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on May 28, 2015, and in Xura’s Annual Report on Form 10-K, which was filed with the SEC on May 23, 2016. To the extent that holdings of Xura’s securities by Xura’s directors and executive officers have changed since the amounts printed in the latest proxy statement or Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Xura, Inc. Transaction FAQ

Siris Capital agrees to acquire Xura: What does this mean and what is the impact?

General Questions:

What is being announced?

On May 23, 2016, Xura, Inc. (“Xura” or the “Company”) entered into a definitive agreement to be acquired by affiliates of Siris Capital Group, LLC (“Siris”). When the transaction is complete, Xura will become wholly-owned by an affiliate of Siris and will no longer be publicly traded on the NASDAQ Stock Market. All of the outstanding common stock of Xura will be purchased for $25.00 per share in cash. Subject to satisfactory closing conditions, the transaction is expected to be completed in Xura’s third fiscal quarter.

Who is Siris?

Siris is a leading private equity firm based in New York that focuses exclusively on making control investments in data/telecommunications, technology and technology-enabled business service companies. Siris has extensive experience and an impressive track record of financial success in acquiring companies that have a combination of mature and next-generation business lines and are navigating complex strategic and/or operational transitions. Importantly, Siris has an extensive history of successfully operating businesses that provide mission-critical products to communication service providers (CSPs) and understands that continued investment and customer partnerships are instrumental to delivering world-class solutions.

Previous Siris-led investments include the acquisitions of Premiere Global Services (“PGi”) (conferencing and collaboration services), Digital River (eCommerce payments and marketing services), Pulse Secure (secure enterprise connectivity solutions, including VPN and network access software), Airvana (mobile network infrastructure), Tekelec (core telecom infrastructure software), Transaction Network Services (“TNS”) (value-added network services for the telecommunications, payments, and financial services verticals), and Stratus Technologies (fault tolerant servers and software solutions).

Siris was founded in 2011 by Frank Baker, Peter Berger, and Jeffrey Hendren and currently has $2.4 billion of capital under management. Siris has a deep and experienced bench of operating executives (“Executive Partners”) focused on helping companies successfully execute their strategic and operational objectives.

What are the terms of the transaction?

Affiliates of Siris have agreed to acquire all of the outstanding shares of Xura for $25.00 per share in cash. Under terms of the merger agreement, Xura is allowed to solicit alternative acquisition proposals for the Company from other potential acquirers during a 45-day “go-shop” period; there is no guarantee that a superior proposal will be received, and the merger agreement provides Siris with a customary right to match a superior proposal. Following the go-shop period, Xura will hold a special meeting of shareholders, where shareholders will have the opportunity to approve the Company’s acquisition by Siris.

What are the conditions to the transaction?

The transaction is subject to customary closing conditions, including a majority vote from Xura’s shareholders and certain regulatory approvals. Siris has secured fully committed debt financing in support of the transaction. As such, the transaction is not subject to any financing condition.

Why is Siris acquiring Xura?

Siris targets investments in companies that have:

(i)	strong and sophisticated executive leadership teams

(ii)	“mission-critical” product and service offerings

(iii)	embedded and diversified relationships with “blue chip” customers

(iv)	strong service delivery capabilities, and

(v)	supportive underlying market dynamics.

Siris has extensive experience in public-to-private transactions, including the acquisitions of PGi, Digital River, TNS, Airvana, and Tekelec. Siris also has a history of investing in businesses that provide mission-critical products to Tier 1 and 2 communication service providers (CSPs), including PGi, TNS, Airvana and Tekelec. Leveraging this unique investment strategy, experience and familiarity with the industry, Siris’ objective is to enhance and accelerate Xura’s vision, strategy and transition to drive for continued success in digital communications. Siris is committed to building Xura’s partnerships with communication service providers to enable best-in-class messaging, voicemail, security, and monetization solutions.

Why does this transaction make sense for Xura?

After a thorough evaluation process, our Board of Directors viewed Siris’ proposal as a compelling transaction that enables us to deliver immediate value to our shareholders and continue to deliver substantial benefits to our customers, partners, and employees.

Over the past year, the Company has experienced unprecedented change, with the divestment of the Comverse BSS business and the mergers of Comverse and Acision to form Xura. This has been a lot for us to take on and for the industry to absorb, while grasping our current direction. As a like-

minded company, we determined that Siris Capital was the right partner to provide a private setting and more conducive environment to help us execute on our current transformation and pursue new opportunities.

Siris has an unparalleled track record of helping companies just like Xura succeed in their goals. The investment Siris is making in Xura is a strong endorsement of our leadership in the digital communications market including the quality and breadth of our product portfolio, our strategic positioning, and most importantly, our deep commitment to our customers. With their investment—and guidance—we can further refine and accelerate our strategy and deliver even more value to our stakeholders now and into the future.

Importantly, the Xura Executive Team believes the combination of a private setting and the significant industry and financial resources of Siris significantly enhance our ability to deliver value to our customers, and will enhance Xura’s position in the following ways:

•	Transformation - accelerate our strategic transformation to become a more focused Company

•	Investment - invest in product development and go-to-market initiatives to drive continuous innovation and expand market reach

•	Flexibility - efficiently react to changing market dynamics to extend industry leadership

Did Xura’s Board of Directors approve the transaction?

Yes. The Board unanimously approved the merger and recommended that shareholders approve and adopt the merger agreement at the special meeting that will be held to vote on the transaction. The Board believes this transaction represents a fair value for the Company and is in the best interest of all its stakeholders.

Will there be changes in the organization or executive leadership team as a result of the transaction?

There are no immediate organizational or executive leadership changes planned at this time. Siris’ investment is a validation of the strength of the executive leadership team and the direction of the Company’s ongoing operational transition.

Siris has a dedicated team of exceptional senior operating executives, or “Executive Partners”, who have extensive industry experience and will provide strategic and operational guidenace to Xura’s Executive Team. They will also serve on the new Board of Directors. Siris’ Executive Partners include:

•	Hubert de Pesquidoux: Executive Chairman

•	Former CFO of Alcatel-Lucent and President of its Enterprise Group (20 years)

•	4 years with Siris

•	Kai Oistamo: Director

•	Former Chief Development Office of Nokia and General Manager of it Mobile Phones Business (24 years)

•	Joined Siris in 2015

•	Merle Gilmore: Director

•	Former EVP and President of Motorola’s Communications Enterprise Group (30 Years)

•	14 years with Siris

•	Rod Randall: Director

•	Former Chief Marketing Office of Lucent Technologies

•	4 years with Siris

•	Ted Schell: Director

•	Former SVP of Strategy and Corporate Development at Sprint (11 years)

•	7 years with Siris

What can Xura do better as a private company?

With the backing of Siris, a like-minded partner who endorses our vision and strategy and now has a vested interest in our ongoing success, we will have the opportunity to be a more agile company, which can expand, grow and react faster to changing requirements of the digital communication services market and our customers. We believe Xura’s new private ownership setting will be more conducive to executing on the Company’s ongoing operational transformation.

Will the new name and brand identity change?

No. We do not expect the Xura name and brand identity to change. In fact, we hope to build on the strength of the Xura brand as part of this transition.

How will this transaction impact the product/new features pipeline?

We expect to maintain our dedication to product innovation, which will serve to strengthen Xura’s product portfolio and customer relationships.

Employee Focused Questions:

What does it mean to be a private company?

Following completion of the transaction, Xura’s stock will no longer be traded on the public market, or owned by public shareholders. Xura will become a private company, wholly owned by an affiliate of Siris.

Will Siris change how we run the company?

We do not anticipate the day-to-day operations of the Company to change. We expect private ownership by a like-minded financial sponsor will help ensure the success of our operational transformation and encourage more agility and responsiveness with regard to product development, service delivery, and overall execution of our strategy.

Are there going to be any changes to the previously initiated restructuring plans?

We are already executing on an organizational restructuring plan, as part of the integration process of Comverse and Acision, which kicked off in September 2015. The objective of this restructuring will not change as we aim to bring Xura to approximately 750 employees. This will ensure we are properly focused and can competitively deliver best-in-class digital communications and monetization solutions to our current and future customers. The acquisition provides validation to our strategic direction and current integration plans.

Will my role / team change and, if so, how?

We don’t expect any immediate changes to either your individual responsibilities or the overall organizational structure of Xura. You can expect to do the same job tomorrow that you do today. We will continue to execute on our restructuring plan as part of the Comverse / Acision integration program, and will continue to evaluate the business to ensure it is positioned for ongoing success.

What impact will this have on my career?

We do not expect the change in ownership to have any material impact on your career potential or accessibility to new career development opportunities. This acquisition will help strengthen Xura’s market leadership in the digital communications market. Moreover, we remain intent on becoming a recognized global market leader in this segment. With this in mind, we expect there to be new opportunities for employees that arise out of the organization.

Will there be further headcount reductions? If so, when? What will the employee package look like? Which departments do you expect to be most affected?

We are already executing on an organizational restructuring plan, as part of the integration process of Comverse and Acision, which kicked off in September 2015. The objective of this restructuring will not change as we aim to bring Xura to approximately 750 employees. It is too early to speculate whether there will be additional headcount reductions to those already planned. We will keep Xura employees informed as specific decisions are made.

Please keep in mind that as with all businesses, there will sometimes be periods of change where we look at efficiencies and areas of the Company that can perform their functions in more effective ways. Any necessary changes implemented will be in line with the overall strategic approach, and these will be communicated to those individuals directly impacted and the wider organization when required. Also, while there may be some rationalization, the focus for the future is to position Xura for success and growth.

How will our compensation and benefits programs change?

We do not anticipate making any immediate changes to the compensation and benefits available to employees at this time.

What does this mean for my employee bonus plan?

As communicated, the 2015 bonus plan will be paid to you as soon as possible via payroll, subject to local country taxes and any other usual deductions. This is applicable for both APIP and CICP participants. We are not yet in a position to share the Xura incentive plan for 2016. However, once the transaction is closed, we will bring you up to speed on the Xura Performance Incentive Plan for the current year.

We fully expect to implement competitive compensation packages and incentive programs to attract, reward, and retain employees.

What happens with my existing stock options / RSUs?

Your current vested equity will be valued a $25.00 per share, net of any exercise or grant price, in the case of options. Any unvested equity will vest as a result of the transaction and will also be valued at $25.00 per share, net of any exercise price in the case of options. We expect to provide specifics with regard to various equity-holdings as we approach the completion of the transaction.

Will the Xura Employee Stock Purchase Plan (ESPP) continue?

The ESPP program will be discontinued after we close the transaction and become a private company. This program will not be offered in the future as we will not be a publicly traded company.

Will I get a new employment contract?

No, your current employment contract with Xura will remain in place.

Will we become employees of Siris?

No, you remain employed by Xura, which will become wholly-owned by an affiliate of Siris following the closing of the transaction.

Will Siris merge us with another company?

We do not anticipate any consolidation with other Siris investments.

Will we look to acquire other companies?

We will continue to evaluate companies that can augment and complement our existing portfolio of products and services.

How will this change our current culture?

Xura’s culture will continue to evolve as the company itself grows and evolves. We expect that this strong, third-party endorsement of our strategy will help invigorate the culture further. As the business evolves, we will continue to revitalize the company’s brand identity with more modern and forward-looking positioning, as well as a look and feel that helps convey our vision for the digital services market.

Will this require any or all of us to relocate?

Almost all employees will remain where they currently are; any changes are already part of our current restructuring plans.

Will there be a change in the person to whom I report?

We do not anticipate direct reporting lines for most employees to change as a result of the transaction. If anything changes, we will communicate this to those impacted.

What does this mean for contractors?

The transaction should have no impact on your relationship with Xura.

What will be the impact on recruiting?

We do not expect the transaction to have any material negative impact on recruiting. We will continue our efforts to attract and recruit the best possible talent for Xura.

What should I do if I receive calls from members of the media or members of the investor community?

No employees, other than approved corporate spokespeople, should make comments about the acquisition. If you are contacted by the media, investor, financial analyst or any other outside parties, please direct the inquiry to:

Mara Hudson

VP Marketing

maria.hudson@xura.com

+44 7894604040

Who do I talk to if I have questions or concerns about this transaction?

Feel free to speak with your manager or your local HR representative with any questions. Alternatively, please email the executive team at: corporate.marketing@xura.com with your questions and they will be addressed.

Lines of communication will be kept open with employees during deal closure – we want to be as transparent with you as we can.

After the announcement, what are the next steps in the acquisition?

We have entered a 45-day “go shop” period, during which we are able to solicit alternative acquisition proposals for the Company from other potential acquirors; there is no guarantee a superior proposal will be received and the merger agreement provides Siris with a customary right to match a superior proposal. Following the go-shop period, Xura shareholders will have the opportunity to approve the acquisition by Siris. Once all of the closing conditions are satisfied, the acquisition can be completed.

Customer / Partner Questions:

How does this acquisition impact Xura’s customers?

Meeting the needs of our customers and partners remains Xura’s number one priority. Xura’s customers and partners will see no operational impact, account managers and points of contact will remain the same, and all current contracts will remain in place with no change in our business agreements. Specifically, there are no anticipated changes to licensing policies, warranty / technical support levels, contract structures, or end of sale dates.

As we work to complete this transaction, Xura is still Xura, and our commercial relationship will be “business-as-usual”. We remain committed to providing our customers with the same exceptional service, quality, and support that they have come to expect from Xura. In fact, we believe this transaction will make Xura stronger and allow us to further enhance our focus on customer needs.

During the transaction process, we will keep communication lines open with our customers, and will do our best to ensure none of our customers are directly impacted and that all relationships and projects continue as customers would expect.

How does Siris view the importance of customer relationships?

Siris is fully aligned with Xura on its unwavering commitment to client success and customer satisfaction. Siris is committed to the vision and strategy of Xura and has a vested interest in our ongoing success, which is founded on the strength and longevity of its customer relationships and ability to continue to serve our customers’ evolving needs.

What does this mean for partners/vendors?

We do not expect our relationships to change with partners or vendors as a result of the transaction.

Why should customers and partners feel confident conducting business with Xura moving forward?

With a strong management team in place, the backing of a like-minded and reputable financial sponsor with a deep understanding of the data/telecommunications industry, and a commitment to delivering the same robust portfolio of products and services, we are better positioned than ever to meet the needs of our customers and partners.

Additional Information and Where to Find It

In connection with proposed transaction, Xura will be filing a proxy statement and other relevant documents concerning the transaction with the Securities and Exchange Commission (“SEC”). XURA STOCKHOLDERS AND OTHER INVESTORS ARE ADVISED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE

THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Xura stockholders and other investors may obtain a free copy of the proxy statement when it becomes available, along with other documents filed by Xura with the SEC, at the SEC’s website (http://www.sec.gov) or through the investor relations section of Xura’s website (http://www.xura.com). Xura and its directors and executive officers may be deemed under SEC rules to be soliciting proxies from Xura stockholders in favor of the proposed transaction. Information about these directors and executive officers and their interest in the solicitation will be included in the proxy statement described above. Additional information about Xura’s directors and executive officers is also available in Xura’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 28, 2015, and in its Annual Report on Form 10-K, which was filed with the SEC on May 23, 2016, both of which are available free of charge as indicated above.

Forward-Looking Statements

Statements about the expected timing, completion and effects of the proposed transaction, and other statements in this Transaction FAQ that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Xura’s current expectations concerning future events and involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the actual timing of the closing of the transaction; the satisfaction of conditions to the closing of the transaction; any termination of the definitive agreement; the effect of the proposed transaction on Xura’s business, operating results, and relationships with employees, customers, suppliers and others; any litigation related to the transaction; and the risks disclosed from time to time in Xura’s filings with the SEC, including its Annual Report on Form 10-K for the period ended January 31, 2016. Forward-looking statements speak only as of the date of this communication or the date of any document incorporated by reference in this document. Xura does not undertake to update these forward-looking statements to reflect future events or circumstances.

The documents and reports we file with the SEC are available through us, or our website, www.Xura.com, or through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov.